Exhibit (a)(5)(xvi)

STEEL PARTNERS II-BAIRNCO CORPORATION

Consent Solicitation to Remove and Replace Incumbent Board of Directors

Background

- Steel Partners II began investing in Bairnco in July 1996
- As of September 2005, Steel Partners II had accumulated 1,110,200 shares, representing approximately 14.9% of Bairnco's then outstanding shares
- In January 2006, Steel Partners II requested that the Bairnco Board
  - Adopt a resolution exempting Steel Partners II from Section 203 of the DGCL; and
  - Recommend a stockholder proposal to amend the Company's charter to elect not to be governed by Section 203

Background

- Steel Partners II's request was denied by the Bairnco Board
- In April 2006, representatives of Steel Partners II visited certain company facilities
- Following this visit and further review of Bairnco's business and financial performance, Steel Partners II determined to pursue an offer for all Bairnco's issued and outstanding shares in order to maximize the value for all shareholders

Offer to Purchase Bairnco

- On June 22, 2006, Steel Partners II commenced an Offer to Purchase all of Bairnco's shares at a price of $12.00 per share in cash
- We believe that our Offer gives investors immediate liquidity in a stock that is thinly traded (e.g. over the last three months, the average daily trading volume has been approximately 12,125 shares)
- The Offer represents a 21% premium to the last reported sales price per share on June 15, 2006, the day we informed Bairnco of the proposal, and a multiple of 17.9 x Bairnco's trailing twelve month earnings
- Since the initial Offer, Steel Partners II has indicated a willingness to pay more than $12.00 per share in a negotiated transaction
- In an effort to consummate the Offer promptly, Steel Partners II has increased the Offer price to $13.35 per share in cash, a 34% premium to the last reported sales price per share on June 15, 2006 and a multiple of 19.9 x Bairnco's trailing twelve month earnings

Bairnco's Response to Offer

- On June 22, 2006, the very same day we commenced our Offer, Bairnco announced its adoption of a "poison pill" rights plan
- On June 22, 2006, Bairnco granted additional stock options and restricted stock to certain employees
- On June 26, 2006, Bairnco implemented change of control agreements for eight senior executives
- On July 6, 2006, the Bairnco Board announced that it had determined that the Offer was not in the best interests of stockholders and recommended that stockholders reject the Offer and not tender their shares
- Since we commenced our Offer, Bairnco has issued or announced a series of dividends totaling $0.24 a share, which we believe is an effort to entice stockholders, but at the same time has spent $2.25 million (equivalent to $0.31 a share) of the stockholders' money to resist our Offer and increased debt
- Bairnco, which in the past has not announced any formal guidance in the ordinary course, has announced guidance for 2007 that we believe is unattainable for the current Board

Our Consent Solicitation

Our Proposals

- Remove current members of the Bairnco Board
- Amend the Company's Bylaws to fix the number of directors serving on the Bairnco Board at five
- Amend the Company's Bylaws to provide that any vacancies on the Bairnco Board resulting from the removal of directors by stockholders may not be filled by the directors and shall only be filled by stockholders
- Fill the newly created vacancies on the Bairnco Board with the Steel Nominees

The Incumbent Board Has Not Acted and Will Not Act in the Best Interest of All Stockholders

- The current Board has not allowed Bairnco stockholders to determine for themselves whether to accept our Offer
- The Board rejected our Offer without first making any serious effort to discuss it with us
- The Board rejected our Offer despite the fact that the $12.00 per share cash price represents a 21% premium over the last sales price per share on June 15, 2006, the day we informed Bairnco of our Offer

The Incumbent Board Has Not Acted and Will Not Act in the Best Interest of All Stockholders

- On July 28, 2006, Bairnco announced that it had hired a financial advisor to explore all strategic alternatives, including a possible sale of the Company

- However, less than three months later, the Bairnco Board announced that it had determined that it would be in the best interests of all stockholders for Bairnco to remain independent

- Bairnco's financial advisor has confirmed that this process did not produce a single offer to purchase the entire company

The Bairnco Board has Refused to Take the Steps Necessary to Permit Bairnco Stockholders to Accept the Offer

- The Board has refused to opt out of Section 203 of the DGCL
- The Board has refused to redeem the "poison pill" rights plan that it implemented in an effort to derail our Offer
- The Board refuses to engage with us in any serious discussions regarding a negotiated transaction
- The Company has blocked our efforts to conduct due diligence at certain key facilities

The Current Board Has a History of Making Bad Financial Forecasts

- In its 2004 annual report, Bairnco's CEO and Chairman, Luke E. Fichthorn, III stated that, "We expect 2005 to be a year of improved results as compared to 2004."
  - In 2005, operating profit and diluted earnings per share from continuing operations were **down over 30%,** as compared to 2004
  - In its 2005 annual report, the Company explained its fumbled forecast: "[E]xternal events, **combined with our decisions-some of which were good, some bad, and some late – led to financial results well below our expectations." (emphasis added)**

Bairnco, Led by its Current Board, Earned Less and is in a Worse Financial Position - with Substantially Higher Debt Today Than in 2004

- Despite the repurchase of a significant number of shares during the past two years, the Company's diluted earnings per share for 2006 is **still below the Company's 2004 diluted earnings per share**

- Arlon Coated Materials, which, based on 2006 revenues, is Bairnco's largest business segment, **had a 48% decrease in operating profit in 2006**, including an **operating loss in the fourth quarter of 2006** (this was on top of a 43% decline in operating profit in 2005)

Bairnco Has Failed to Deliver on Promised Operational Changes

- **Board Claim**: "[P]lans have been approved to open a China manufacturing plant which is expected to be in production by the end of 2005…The plant is expected to be profitable in 2006." (2004 annual report)

- **Reality**: The China facility began only **limited operations** in October 2006, and a significant increase in sales and production is needed to ramp-up this plant from its 2006 fourth quarter operating loss to the level of profitability projected by the Company for 2007

Bairnco Has Failed to Deliver on Promised Operational Changes

- **Board Claim:** "The start up inefficiencies and scrap at the San Antonio plant [into which Bairnco consolidated its Arlon industrial engineered coated products business] should be materially reduced." (2004 annual report)

- **Reality:** "Arlon Coated Materials' San Antonio facility remained substantially below expected performance levels during 2005 due to **poor production scheduling, increased scrap, inefficient labor and increased raw material costs**." (2005 annual report, **emphasis added**)

Bairnco Has Failed to Deliver on Promised Operational Changes

- **Board Claim:** Bairnco's goal was "to move the remaining manufacturing operations in St. Louis to Kasco's Mexican plant over the first six months of 2005." (2004 annual report)

- **Reality:** "The St. Louis plant move to Mexico was **delayed** [it was not in full operation until the end of the third quarter of 2005] and **over budget** [by nearly double the expected cost]." (2005 annual report, **emphasis added**)

Despite the Fact That:

- Bairnco has a poor history of meeting its projections
- Bairnco has failed to deliver on promised operational changes
- Bairnco's 2006 results were worse than its 2004 results

  Mr. Fichthorn is predicting earnings per share growth in the range of 69% to 85% in 2007

WHY WOULD YOU BELIEVE THE BOARD NOW ?

The Board's Projections are Based on a Number of Questionable Assumptions

- The projections assume significant increases in sales from new products without a proven track record
- The projections assume substantial price increases in 2007
- The projections assume a very quick ramp-up of the Chinese operation from its 2006 fourth quarter operating loss
- The projections assume a significant turnaround of the Arlon Coated Materials San Antonio operation, a consistent underperformer
- The projections assume substantial synergies from the integration with Atlanta Sharptech

In fact, the 2007 projections are based on exactly the same type of operational improvements that this Board has consistently over-promised and underperformed on in the recent past

TTM's Return on Equity for Comparable Universe

(BZ is a Significant Under Performer!)



35%
30%
25%
20%
15%
10%
5%
0%
12.9%
14.3%
13.8%
31.0%
5.8%
Rogers
Park ElectroChemical
Brady
3M
Bairnco

Source SEC Filings

Our Offer Provides Full and Fair Value for all Stockholders

We believe:

- The current trading levels of Bairnco's shares are directly attributable to our Offer rather than the Company's performance
- It is misleading for the Bairnco Board to illustrate P/E multiples based on its highly questionable 2007 projections, especially in comparison to much larger and stronger companies
- It is far more appropriate to compare trailing twelve month P/E multiples of the "comparable universe" chosen by Bairnco, which shows that our $12.00 per share Offer is more than adequate and our $13.35 per share Offer is even more attractive

TTM's P/E Multiples for a Comparable Universe (BZ TTM P/E Multiples based on SPII $12.00 and $13.35 Offers)



20
18
16
14
12
10
8
6
4
2
0
17.1
14.0
17.8
14.9
17.9
19.9
Rogers
Park ElectroChemical
Brady
3M
BZ @ $12.00
BZ @ $13.35

TTM P/E's per Thomson Financial

Bairnco Stockholders Deserve a Board Dedicated to Maximizing Share Value

- Steel Partners II has nominated five highly qualified directors who would be devoted to maximizing value for all Bairnco stockholders

- If elected, our nominees will, subject to their fiduciary duty, remove the obstacles to the consummation of the Offer, including redeeming the Company's "poison pill" rights plan and opting out of Section 203 of the DGCL

Conclusion

- We believe the current Board is more interested in entrenching itself than maximizing value for all Bairnco stockholders
- The current Board has overseen dismal financial performance and a series of operational failures
- A new Board is needed so that Bairnco stockholders may decide for themselves whether to tender their shares into our tender offer
- If elected, our nominees will provide Bairnco stockholders the ability to decide the future of their investment for themselves